Zodiac Exploration Inc.

TSX VENTURE: ZEX

February 26, 2014

Zodiac Exploration Announces Release of First Quarter 2014 Financial Results

and provides an Update on Activities

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or “the Company”) (TSX VENTURE:ZEX) announces that it has filed its financial statements and management’s discussion and analysis for the three months ended December 31, 2013 on SEDAR at www.sedar.com.

HIGHLIGHTS

During the first quarter of our 2014 fiscal year, Zodiac:

•	Completed the acquisition of Muskwa Resources Ltd. (“Muskwa”), a private oil and gas company with properties in the Duvernay and Nordegg plays in Alberta and in a Grey Bull channel play in Montana.
•	Continued its formal process in California aimed at seeking out partners to jointly develop Zodiac’s extensive inventory of land or monetization of the properties.
•	Commenced a 9 square mile 3D seismic survey in Montana.

•  Ended the quarter with $9,398 in cash and $8,146 in working capital.

FINANCIAL HIGHLIGHTS

Canadian $000’s	Three months ended December 31
	2013	2012
Revenue	32	37
Net loss	22,662	1,462
Funds used in operations(1)	1,388	1,230
Capital expenditure	8,561	404
Total assets	54,554	71,726

Cash & cash equivalents	9,398	13,923

(1)	Funds used in operations as presented does not have any standardized meaning prescribed by generally accepted accounting principles (“GAAP”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. See "Non-GAAP Measures" below.

OUTLOOK

With the recent acquisition of Muskwa Resources Ltd., the Company’s initial focus is on exploration activities in Montana, where the company has a farm in on 12,000 gross acres. Under the terms of the farm in, Zodiac is required to shoot a 3D seismic survey, which was recently completed and the drilling of two wells prior to June 30, 2014 to earn a 75% working interest in the lands. The targeted formation is a conventional Grey Bull channel play, which is analogous to a glauconitic channel system in the Western Canadian Sedimentary Basin.

Zodiac also continues to identify and evaluate potential asset and corporate transactions in California where it would complement existing operations and to evaluate options to maximize value on its lands in the Duvernay in Alberta, drawing on the Company’s extensive Board and management experience.

Board Resignation

Zodiac advises that Peter Haverson has tendered his resignation from the Board effective February 25, 2014. Zodiac wishes to thank Peter for his contribution to the Board of Zodiac.

About Zodiac

Zodiac is a well financed Oil & Gas Exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Zodiac’s core assets are located in California's San Joaquin Basin, where Zodiac holds approximately 72,000 net acres of land in the prolific Monterey/Kreyenhagen Oil Shale formations and in Alberta and Montana, where the company holds 55,000 net acres.

For more information, please contact :

Zodiac Exploration Inc.

Lee A. Pettigrew, President & CEO (403) 444-7844

or

John Newman, Chief Financial Officer (403) 444-7850

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain information contained herein may constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities laws, including the Company's anticipated operations on its oil and gas properties. Forward-looking statements look into the future, and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to; operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, existence or acquisitions of reserves and resources, undeveloped lands, skilled, competent personnel and supplies; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in finding, developing and producing resources and reserves and the additional risks set forth under the heading “Risk Factors” in the Company’s annual information form for the year ending September 30, 2012 dated November 27, 2012 and available under the Company’s SEDAR profile at www.sedar.com. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change except as may be required by applicable securities laws.

The material assumptions that were applied in making the forward-looking statements in this press release include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company, or if new information arises, which makes it prudent to change such plans; and execution of the Company’s plans to seek additional joint venture partners and additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources; and, that management has made the correct interpretation and assessment of the seismic and other exploration data in respect of its acreage position and that assuming such correct interpretation has been made, that anticipated resources will be able to be commercially developed.

The Company assumes no obligation to update forward-looking statements except as may be required by applicable securities laws.

Non-GAAP Measures

Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities Commissions in certain Provinces of Canada and the Securities and Exchange Commission.

This press release contains terms commonly used in the oil and natural gas industry, such as funds used in operations. Management believes that funds used in operations is a useful financial measurement which assists in demonstrating operational efficiency. This term is not defined by U.S. GAAP (the applicable accounting standard for the Company) and therefore may not be comparable to similar measures presented by other companies. This term should not be considered an alternative to, or more meaningful than, cash flow used in operating activities. Funds used in operations is calculated by taking net income or loss and adding back non-cash items before net changes in non-cash working capital.